Exhibit 99.2

SUBLEASE AGREEMENT

THIS SUBLEASE AGREEMENT (this “Sublease”) is made and entered into as of August 31, 2012 by and between SNH YONKERS TENANT INC., a Maryland corporation, as sublandlord (“Sublandlord”), and D&R YONKERS LLC, a Delaware limited liability company, as subtenant (“Subtenant”).

W I T N E S S E T H :

WHEREAS, SNH Yonkers Properties Trust, as landlord (“Landlord”), and Sublandlord, as tenant, are parties to that certain Lease Agreement, dated as of the date hereof (as the same may be amended from time to time, the “Lease”), pursuant to which Landlord leases to Sublandlord, and Sublandlord leases from Landlord, that certain building having an address at 537 Riverdale Avenue, Yonkers, New York (the “Building”), which Building is located on the land as more particularly described on Exhibit A attached hereto;

WHEREAS, Sublandlord wishes to sublease to Subtenant and Subtenant wishes to sublease from Sublandlord the rentable areas on floors two (2) through and including floor five (5) of the Building (the “Subleased Premises”) on the terms and conditions hereinafter provided; and

WHEREAS, simultaneously herewith, Subtenant and FVE Managers, Inc. (“Manager”) are entering into a Management Agreement (as the same may be amended from time to time, the “Management Agreement”) pursuant to which Subtenant appoints Manager as manager of the Adult Home and Enriched Housing Programs (as such terms are defined in the New York Social Services Law) operated at the Subleased Premises and Manager accepts such appointment, and as manager of the Assisted Living, Enhanced Assisted Living and Special Needs Assisted Living Residences (as such terms are defined in the New York Public Health Law) to be operated at the Subleased Premises upon receipt of all necessary approvals and Manager accepts such appointment;

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the mutual receipt and legal sufficiency of which are hereby acknowledged, Sublandlord and Subtenant hereby agree as follows:

1.             Capitalized Terms.  Capitalized terms used and not otherwise defined in this Sublease shall have the meanings given such terms in the Lease.

2.             Sublease.  Upon and subject to the terms and conditions hereinafter set forth, Sublandlord hereby subleases the Subleased Premises to Subtenant, and Subtenant hereby subleases the Subleased Premises from Sublandlord.  Subtenant shall also have the right to use the common areas of the Building that service the Subleased Premises on a non-exclusive basis.

3.             Term.  The initial term of this Agreement shall commence on the date hereof and shall expire on December 31, 2031, unless sooner terminated as provided in this Sublease, which initial term will be automatically extended for two (2) consecutive periods of fifteen (15) years each, unless notice of non-renewal is given by Subtenant at least twenty-four (24) months prior to the end of the then-current term.  All of the terms, covenants and provisions of this Sublease applicable immediately prior to the expiration of the then current term shall apply to each extended term, except that Subtenant shall have no further right to extend the term of this Sublease beyond the expiration of the extended terms.

4.             Rent.  Subtenant shall pay to Sublandlord, in lawful money of the United States of America which shall be legal tender for the payment of public and private debts, without offset, abatement, demand or deduction, fixed annual rent in the amount of Two Million Eight Hundred Thirty-Five Thousand and 00/100s Dollars ($2,835,000.00) (“Sublease Rent”), in equal monthly installments in advance on the first Business Day of each calendar month during the Sublease Term.  Commencing on the first (1st) anniversary of the date of this Sublease, and on each successive anniversary of such date thereafter, the Sublease Rent shall be increased to an annual amount equal to the greater of (a) the then-fair market rent for the Subleased Premises as reasonably agreed upon by Sublandlord and Subtenant and (b) one hundred three percent (103%) of the Sublease Rent in effect immediately prior to the applicable anniversary.  Notwithstanding the foregoing, Sublandlord acknowledges that its right to receive Sublease Rent during any month is subject and subordinate to the availability of sufficient revenues and receipts collected by Subtenant or Manager in respect of the Subleased Premises from whatever source and of whatever character during such period (the “Subleased Premises Revenues”) for such month to permit the payment of Sublease Rent.  If there are insufficient Subleased Premises Revenues to pay Sublease Rent, Sublandlord will advance (without interest) the amount of the shortfall, and all such advanced amounts shall be due and payable and shall be repaid in the next succeeding month(s) in which there is excess Subleased Premises Revenue after the payment of Sublease Rent for such month until all such advanced amounts are paid in full.  Upon any termination of this Sublease for any reason, Subtenant shall be released from any obligation to pay such advanced amounts.

5.             Use.  Subtenant shall use and occupy the Subleased Premises solely for purposes of operating Adult Home and Enriched Housing Programs at the Subleased Premises as approved by the New York State Department of Health (“DOH”) as of August 24, 2012 and for the purposes of operating Assisted Living, Enhanced Assisted Living and Special Needs Assisted Living Residences as described in Subtenant’s applications to establish such residences at the Subleased Premises upon receipt of all necessary approvals from DOH.

6.             Subtenant’s Authority.  Sublandlord and Subtenant agree that, from and after the approval by DOH, notwithstanding any language to the contrary in this Sublease, Subtenant shall retain full operational and fiscal authority for the operation of the Adult Home and Enriched Housing Programs operated at the Subleased Premises and the Assisted Living, Enhanced Assisted Living and Special Needs Assisted Living Residences to be operated at the Subleased Premises; and Sublandlord shall take no action that will impair Subtenant’s access to Subleased Premises Revenues or any bank account or accounts established by Manager in the name of and on behalf of Subtenant as the vehicle for the payment of Sublease Rent.

7.             Sublandlord’s Obligations.  Sublandlord shall comply with all of the terms and conditions of the Lease applicable to the Subleased Premises at Sublandlord’s sole cost and expense.   In furtherance of the foregoing, Sublandlord shall pay for all real estate taxes, utilities, insurance premiums, and other operating costs and expenses with respect to the Building (including, without limitation, the Subleased Premises) at Sublandlord’s sole cost and expense.  In addition, Sublandlord shall advance to Subtenant amounts equal to Working Capital (as defined in the Management Agreement) required to be advanced by Subtenant to Manager as contemplated by the Management Agreement upon request of Subtenant.

8.             Risk of Loss.  As between Sublandlord and Subtenant, all risk of loss related to damage to the Building or the Subleased Premises caused by casualty or Condemnation shall be borne by Sublandlord and Sublandlord shall be entitled to any insurance proceeds or condemnation award payable in connection with any such casualty or Condemnation.

9.             No Assignment or Subletting.  Subtenant shall not assign or sublease, directly or indirectly, the Subleased Premises without the prior consent of Sublandlord which may be withheld in Sublandlord’s sole and absolute discretion; provided, however, that the foregoing shall not be deemed to prohibit Subtenant from permitting patients or residents to occupy the Subleased Property in the ordinary course of Subtenant’s business at the Subleased Property.  Without limiting the foregoing, any transfer of any membership or other equity interests in Subtenant shall constitute an assignment requiring Sublandlord’s consent hereunder, and following any transfer of any membership or other equity interests in Subtenant without Subandlord’s consent, Sublandlord shall have the right, in its sole and absolute discretion, to terminate this Sublease by notice given to Subtenant.

10.          Management Agreement.  Sublandlord consents to the Management Agreement; provided, however, Subtenant shall not amend or modify the Management Agreement or enter into any new management agreement with respect to the Subleased Premises without Landlord’s prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned.  Subtenant shall not agree to any change in the Manager, to any termination of the Management Agreement, or to permit any Affiliated Person of Manager to assign or transfer its rights under the Management Agreement without the prior written approval of Sublandlord in each instance, which approval shall not be unreasonably withheld, delayed or conditioned.

11.          No Amendment to Bylaws.  Subtenant shall not amend or modify Subtenant’s limited liability company operating agreement or bylaws in any respect without Sublandlord’s prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned.

12.          Notice to the Department of Health.

(a)           Notice from Sublandlord.  Notwithstanding anything in this Sublease to the contrary, Sublandlord acknowledges that any right to re-enter the Subleased Premises does not confer upon it the authority to operate an adult care facility, as defined in the New York Social Services Law, at the Subleased Premises and agrees that it will give the New York State Department of Health, Division of Home and Community Based Care, 161 Delaware Avenue, Delmar, New York 12054-1393, notification by certified mail of its intent to re-enter the Subleased Premises or to initiate dispossess proceedings or that this Sublease is due to expire, at least thirty (30) days prior to the date on which Sublandlord intends to exercise its right to re-entry or to initiate such proceedings or at least sixty (60) days before expiration of this Sublease.

(b)           Notice from Subtenant.  Upon receipt of any notice from Sublandlord of its intent to exercise its right of re-entry or upon the service of process and dispossess proceedings and sixty (60) days prior to the expiration of this Sublease, Subtenant agrees to immediately notify DOH by certified mail of the receipt of such notice or service of such notice or that the Sublease is about to expire, and shall further notify DOH of its anticipated response to said notice.

(c)           Additional Regulations.  Each party further agrees to comply with all additional regulations of DOH or any other agency having regulatory control over either party.

(d)           Copies of Notices.  A copy of all such notices shall also be sent to the applicable DOH regional office, Attn: Area Administrator, New York State Department of Health, Regional Office, Attn: Adult Homes Unit, 90 Church Street, 15th Floor, New York, New York 10017-2919.

13.          Arbitration.  Any Dispute hereunder shall be resolved by arbitration in accordance with the procedures set forth in Article 19 of the Lease.

14.          Subordination to Lease.  Sublandlord and Subtenant acknowledge and agree that this Sublease shall be subject and subordinate to the Lease and to matters to which the Lease is subject or subordinate, and this Sublease shall terminate upon the expiration or earlier termination of the Lease.

15.          Notices.  All notices, demands, consents, approvals, and requests given by either party to the other hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, upon confirmation of receipt when transmitted by facsimile transmission, or on the next Business Day if transmitted by nationally recognized overnight courier, to the parties at the following addresses:

To Sublandlord:	SNH Yonkers Tenant Inc.
c/o Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458
Attn: President
Facsimile: (617) 796-8349

To Subtenant:	D&R Yonkers LLC
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458
Attn: David J. Hegarty
Richard Doyle
Facsimile: (617) 796-8349

or to such other United States address and to the attention of such other person as either party may from time to time designate in writing. Notices properly given as described above shall be effective upon receipt.

16.          Miscellaneous.

(a)           Governing Law.  This Sublease shall be interpreted, construed, applied and enforced in accordance with the laws of the State of New York.

(b)           Successors and Assigns.  All the terms and provisions of this Sublease shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

(c)           Headings.  The headings in this Sublease are for convenience of reference only and shall not limit or otherwise affect the terms hereof.

(d)           Counterparts.  This Sublease may be executed in separate counterparts, each of which shall be considered an original, and all of which, when taken together, shall constitute one and the same instrument.

(e)           Entire Agreement.  This Sublease (including the Exhibits hereto), and the other documents and instruments specifically provided for or recited herein and therein contain the entire understanding between the parties concerning the subject matter hereof and thereof, and except as expressly provided for herein or therein, supersede all prior understandings and agreements whether oral or written, between them with respect to the subject matter hereof and thereof.

(f)            Amendment.  Neither this Sublease nor any provision hereof may be changed, waived, discharged or terminated except as otherwise provided herein or by an instrument in writing signed by Sublandlord and Subtenant.

IN WITNESS WHEREOF, Sublandlord and Subtenant have caused this Sublease to be duly executed as a sealed instrument as of the date first set forth above.

SUBLANDLORD:

SNH YONKERS TENANT INC.,
a Maryland corporation

By:	/s/ Richard A. Doyle
	Name:	Richard A. Doyle
	Its:	President and Treasurer

SUBTENANT:

D&R YONKERS LLC,
a Delaware limited liability company

By:	/s/ David J. Hegarty
	Name:	David J. Hegarty
	Its:	President and Secretary

[Signature Page to Sublease]

EXHIBIT A

LEGAL DESCRIPTION

537 Riverdale Avenue
Yonkers, New York

(See attached copy.)